SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Soleno Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

834203200

(CUSIP Number)

Jeffrey Ferguson

The Carlyle Group

1001 Pennsylvania Avenue, NW

Suite 220 South

Washington, D.C. 20004

(202) 729-5626

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 28, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 834203200	13D	Page 1 of 15 pages

1	Names of Reporting Persons The Carlyle Group Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,567,247
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,567,247

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,567,247
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.99%
14	Type of Reporting Person CO

CUSIP No. 834203200	13D	Page 2 of 15 pages

1	Names of Reporting Persons Carlyle Holdings I GP Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,567,247
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,567,247

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,567,247
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.99%
14	Type of Reporting Person CO

CUSIP No. 834203200	13D	Page 3 of 15 pages

1	Names of Reporting Persons Carlyle Holdings I GP Sub L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,567,247
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,567,247

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,567,247
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.99%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 834203200	13D	Page 4 of 15 pages

1	Names of Reporting Persons Carlyle Holdings I L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,567,247
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,567,247

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,567,247
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.99%
14	Type of Reporting Person PN

CUSIP No. 834203200	13D	Page 5 of 15 pages

1	Names of Reporting Persons CG Subsidiary Holdings L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,567,247
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,567,247

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,567,247
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.99%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 834203200	13D	Page 6 of 15 pages

1	Names of Reporting Persons TC Group, L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,567,247
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,567,247

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,567,247
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.99%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 834203200	13D	Page 7 of 15 pages

1	Names of Reporting Persons Carlyle Investment Management L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,567,247
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,567,247

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,567,247
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.99%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 834203200	13D	Page 8 of 15 pages

1	Names of Reporting Persons Carlyle Genesis UK LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,567,247
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,567,247

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,567,247
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.99%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 834203200	13D	Page 9 of 15 pages

1	Names of Reporting Persons Abingworth LLP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,567,247
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,567,247

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,567,247
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.99%
14	Type of Reporting Person PN

CUSIP No. 834203200	13D	Page 10 of 15 pages

1	Names of Reporting Persons Abingworth Bioventures VII LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,567,247
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,567,247

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,567,247
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.99%
14	Type of Reporting Person PN

CUSIP No. 834203200	13D	Page 11 of 15 pages

Explanatory Note

This Amendment No. 7 to Schedule 13D (“Amendment No. 7”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission on December 27, 2018 (as amended to date, the “Schedule 13D”), relating to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Soleno Therapeutics, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meanings set forth in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On September 28, 2023, Abingworth Bioventures VII LP exercised its right to purchase 1,092,056 shares of Common Stock for $1.75 per share pursuant to the terms of the Tranche A Warrants. Pursuant to the terms of the Tranche A Warrants, which prevents the Tranche A Warrants from being exercised for shares of Common Stock if such exercise would result in Abingworth Bioventures VII LP becoming the beneficial owner of more than 9.99% of the Issuer’s voting securities, Abingworth Bioventures VII LP was issued 329,930 shares of Common Stock and 762,126 prefunded warrants to purchase shares of Common Stock (the “Prefunded Warrants”).

The Prefunded Warrants are immediately exercisable for $0.01 per share and do not expire. However, the Prefunded Warrants contain provisions preventing the Prefunded Warrants from being exercised if such exercise would result in Abingworth Bioventures VII LP becoming the beneficial owner of more than 9.99% of the Issuer’s voting securities.

Abingworth Bioventures VII LP used investment capital to fund the exercise of the Tranche A Warrants.

CUSIP No. 834203200	13D	Page 12 of 15 pages

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b) The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 15,688,163 shares of Common Stock, which includes (i) 15,322,422 shares of Common Stock outstanding as of September 28, 2023, as provided by the Issuer, (ii) 329,930 shares of Common Stock issued to Abingworth Bioventures VII LP pursuant to the Tranche A Warrant exercise, (iii) 20,247 shares of Common Stock underlying stock options exercisable within 60 days as of the date hereof and (iv) 15,564 shares of Common Stock underlying warrants convertible within 60 days as of the date hereof.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
The Carlyle Group Inc.	1,567,247	9.99%	0	1,567,247	0	1,567,247
Carlyle Holdings I GP Inc.	1,567,247	9.99%	0	1,567,247	0	1,567,247
Carlyle Holdings I GP Sub L.L.C.	1,567,247	9.99%	0	1,567,247	0	1,567,247
Carlyle Holdings I L.P.	1,567,247	9.99%	0	1,567,247	0	1,567,247
CG Subsidiary Holdings L.L.C.	1,567,247	9.99%	0	1,567,247	0	1,567,247
TC Group, L.L.C.	1,567,247	9.99%	0	1,567,247	0	1,567,247
Carlyle Investment Management L.L.C.	1,567,247	9.99%	0	1,567,247	0	1,567,247
Carlyle Genesis UK LLC	1,567,247	9.99%	0	1,567,247	0	1,567,247
Abingworth LLP	1,567,247	9.99%	0	1,567,247	0	1,567,247
Abingworth Bioventures VII LP	1,567,247	9.99%	0	1,567,247	0	1,567,247

Includes (i) 1,531,436 shares of Common Stock held of record by Abingworth Bioventures VII LP, (ii) 20,247 shares of Common Stock underlying stock options exercisable within 60 days as of the date hereof and (iii) 15,564 shares of Common Stock underlying warrants convertible within 60 days as of the date hereof.

The amount of securities disclosed excludes (i) 514,666 shares of Common Stock underlying the March 2022 Warrants, which contain a provision prohibiting exercise to the extent that the holder, together with its affiliates, would beneficially own in excess of 4.99% of the total number of shares of Common Stock then issued and outstanding, and (ii) 1,778,000 and 762,126 shares of Common Stock underlying the Tranche B Warrants and the Prefunded Warrants, respectively, which each contain a provision prohibiting exercise to the extent that the holder, together with its affiliates, would beneficially own in excess of 9.99% of the total number of shares of Common Stock then issued and outstanding.

CUSIP No. 834203200	13D	Page 13 of 15 pages

The Carlyle Group Inc., which is a publicly traded entity listed on Nasdaq, is the sole shareholder of Carlyle Holdings I GP Inc., which is the sole member of Carlyle Holdings I GP Sub L.L.C., which is the general partner of Carlyle Holdings I L.P., which, with respect to the securities reported herein, is the managing member of CG Subsidiary Holdings L.L.C., which is the managing member of TC Group, L.L.C., which is the managing member of Carlyle Investment Management, L.L.C., which is the sole member of Carlyle Genesis UK LLC, which is the principal member of Abingworth LLP. Abingworth Bioventures VII LP has delegated to Abingworth LLP all investment and dispositive power over the securities held of record by Abingworth Bioventures VII LP. Accordingly, each of the foregoing entities may be deemed to share beneficial ownership of the securities held of record by Abingworth Bioventures VII LP, but each disclaims beneficial ownership of such securities.

(c)	Other than as described in Item 3 above, during the past 60 days, the Reporting Persons have not effected any transactions with respect to the Common Stock.

(d)	None.

(e)	Not applicable.

Item 7. Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit Number	Description

4	Power of Attorney.

CUSIP No. 834203200	13D	Page 14 of 15 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 3, 2023

The Carlyle Group Inc.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	John C. Redett
Title:	Chief Financial Officer

Carlyle Holdings I GP Inc.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	John C. Redett
Title:	Managing Director and Chief Financial Officer

Carlyle Holdings I GP Sub L.L.C.
By: Carlyle Holdings I GP Inc., its sole member

By:	/s/ Anne Frederick, attorney-in-fact
Name:	John C. Redett
Title:	Managing Director and Chief Financial Officer

Carlyle Holdings I L.P.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	John C. Redett
Title:	Managing Director

CG Subsidiary Holdings L.L.C.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	John C. Redett
Title:	Managing Director

TC Group, L.L.C.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	John C. Redett
Title:	Managing Director

CUSIP No. 834203200	13D	Page 15 of 15 pages

Carlyle Investment Management L.L.C.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	John C. Redett
Title:	Chief Financial Officer

Carlyle Genesis UK LLC
By: Carlyle Investment Management L.L.C., its sole member

By:	/s/ Anne Frederick, attorney-in-fact
Name:	John C. Redett
Title:	Chief Financial Officer

Abingworth LLP

By:	/s/ John Heard
Name:	John Heard
Title:	Authorized Signatory

Abingworth Bioventures VII LP

By:	/s/ John Heard
Name:	John Heard
Title:	Authorized Signatory